Filed by Integrated Circuit Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Integrated Circuit Systems, Inc.

Commission File No. 0-19299

This filing relates to the proposed merger of Integrated Device Technology, Inc., a Delaware corporation (“IDT”) and Integrated Circuit Systems, Inc., a Pennsylvania corporation (“ICS”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 15, 2005, by and among IDT, Colonial Merger Sub I, Inc., a Pennsylvania corporation and wholly-owned subsidiary of IDT, and ICS.

THE FOLLOWING IS TEXT OF AN EMAIL TO ALL ICS EMPLOYEES FROM HOCK TAN, CEO OF ICS:

June 15, 2005

Today I am very excited to announce that we have entered into a definitive agreement to merge with Integrated Device Technology, Inc. (IDT) of San Jose, California, so that we may improve our long term prospects while reducing our risks.

IDT, which was founded in 1980, provides core semiconductor solutions to customers creating and capitalizing on next generation networks. They have achieved strong performance and market recognition across a variety of technologies, including network search engines, flow-control management devices, and have been aggressively investing in growth through their recent entry into standards based serial switching. The market for communication infrastructure goes through extended cycles, and since 2000 has been slow. Combining with IDT as this point presents significant opportunities for our employees, customers and shareholders, in particular for when this industry moves into an upcycle.

Both ICS and IDT have been successful as independent companies. By joining forces, we dramatically expand our opportunities in three primary areas:

•	Market expansion due to cross-selling opportunities across our joint, expanded customer base.

•	Operational efficiencies, notably from the use of IDT’s existing Hillsboro fab to manufacture ICS products. This increases profitability over what was possible for the two standalone companies.

•	By bulking up, we reduce risk in any downturn.

As part of the merger, I will become Executive Chairman of the merged company. The merged company’s new CEO will be IDT’s current President, Greg Lang.

Please note, until the transaction closes, we will legally operate as separate entities, and therefore some information will be unavailable until after the closing, which is currently expected to occur in September or October 2005.

It is important that during this integration we keep our focus on our mission and commitments to our customers. Our passion, innovation, and dedication to our customers has been the foundation of our success today, and as we propose to join with IDT you each have an opportunity to make a personal contribution to build the merged company into a leader in the semiconductor industry for years ahead.

Hock

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Forward-Looking Statements

This document contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements relate to Integrated Design Technology, Inc.(“IDT”), Integrated Circuit Systems, Inc.(“ICS”), the proposed merger between IDT and ICS, and/or the combined company and involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors, including those mentioned in documents filed with the Securities and Exchange Commission by IDT and/or ICS. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IDT’s or ICS’s stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs; the level of market demand for the products of the companies; competitive pressures; economic conditions in the U.S. and other countries where the companies operate; information technology spending; technological obsolescence; industry competition; and other specific factors discussed in IDT’s and ICS’s most recent Annual Reports on Form 10-K and IDT’s and ICS’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. IDT and ICS assume no responsibility to update any forward-looking statements as a result of new information or future developments.

Additional Information and Where to Find It

IDT and ICS intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the transaction. Investors and security holders are urged to read these filings when they become available because they will contain important information about the transaction described herein. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by IDT by contacting IDT Investor Relations . Investors and security holders may obtain free copies of the documents filed by ICS by contacting ICS Investor Relations.

Participants in the Solicitation

IDT, ICS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of IDT and their ownership of IDT shares is set forth in the proxy statement for IDT’s 2004 annual meeting of stockholders. Information about the directors and executive officers of ICS and their ownership of ICS stock is set forth in the proxy statement for ICS’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.